OMB APPROVAL
OMB NUMBER 3235-0419

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Act of 1934

Global  Explorations Inc
(Name of Small Business Issuer in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-1996063 (IRS No.)

2624 Ironforge Road, Herndon, VA (Address of principal executive offices)	20171 (Zip Code)

Issuer's telephone number: (703) 904-0951 Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.0001 par value per share
Preferred Stock, $.0001 par value per share

Copies of Communications Sent to:
2624 Ironforge Road
Herndon, VA 20171
Telephone: 703-904-0951 — Fax: 509-752-5603

PART I

Item 1. Description of Business

Business Description

Global Explorations Inc is organized under the laws of the State of Delaware, having the stated purpose of engaging in any lawful activities.

Global Explorations Inc is a nationwide Internet Service Provider (ISP). Global Explorations delivers Premium Nationwide Internet Access, with no sign-up fees, no contracts, no ads, 24/7 technical support, no busy signals, for only $12.95 per month.

Summary of Business Strategy: Global Explorations is executing a three-phase business strategy: 1) Acquire user accounts 2) Co-brand the ISP service 3) Target advertisers

Products & Services: The Company owns and operates BharatIsp.com. BharatIsp.com focuses exclusively on providing Internet access and building an online community for the Indian population living in the US and Canada.

Markets: The markets for the company’s products are 1) Individuals 2) Companies 3) Advertisers. In the first case, the company would target consumers who are seeking reliable Internet access. With the companies service plan priced at $12.95 per month, it is almost 50% lower than AOL ($23.90), Earthlink ($21.95), AT&T ($21.95) & MSN ($21.95). In the 2nd case, the company would focus on providing a co-branded ISP service to Companies, Non-Government Organizations, Non-Profit Organizations that would like to offer their own Internet service. In the third case, once the company has achieved “critical mass,” in the number of monthly users, advertisers and content providers will use the company’s subscribers as a base in which to advertise.

Outlook: There are more than 120 million Internet users in the US and Canada. The Indian population in the US & Canada, have the highest average income of any minority group. The average Indian person in the US, has an income of more than $43,000 per annum.

In addition, this group is extremely attractive to a number of advertising companies in the US and Canada. The co-branded ISP service is extremely attractive to companies & organizations, which would like to offer their members ISP service.

MARKETING

There are more than 140 million internet users in the US and 31.6 million internet users in Canada. Internet use in the United States is growing at a rate of 2 million new Internet users each month, according to a study by the U.S. Government.

The study, “A Nation Online: How Americans Are Expanding Their Use of the Internet”, published by the National Telecommunications and Information Administration and the Economics and Statistics Administration, found that 143 million Americans (54 percent of the population) used the Internet in September 2001. That’s a 26 percent increase over August 2000. Even more Americans, 174 million, use computers. Children and teenagers are the most likely to use the Internet and computers. Ninety percent of children between the ages of 5 and 17 (48 million) now use computers, the study found. Three-quarters of 14 to 17-year-olds and 65 percent of 10 to 13-year-olds use the Internet. It’s no surprise, then, that households with children under age 18 are more likely to have Internet access than those without children (62 percent versus 53 percent). Dial-up access is still the norm for most Americans that access the Internet, with 80 percent of residential Internet using dial-up. But the survey found that from August 2000 to September 2001, residential use of broadband Internet access doubled from 4 percent to 11 percent of all individuals, and from 11 to 20 percent of Internet users.

The most popular use for the Internet is still e-mail, which is used by 45 percent of the overall population, up from 35 percent in 2000. According to the study, approximately one-third of Americans use the Internet to search for products and service information (36 percent, up from 26 percent in 2000). Among Internet users, 39 percent are making online purchases and 35 percent are searching for health information. The study also offers evidence that use of the Internet and computers has spread from work to the home. Approximately 24 million of the 65 million employed adults who use a computer at their job also work on a computer at home. The presence in a household of someone who uses a computer at work makes it far more likely (by a margin of approximately 77 percent to 35 percent) that the household owns a computer or uses the Internet at home.

The government has also taken an interest in the so-called “digital divide” that separates technology haves and have-nots in the United States. The report presents some evidence that gap continues to close. From December 1998 to September 2001, Internet use by individuals in the lowest-income households (those earning less than $15,000 per year) increased at an annual growth rate of 25 percent. Internet use among individuals in the highest-income households (those earning $75,000 per year or more) increased from a higher base but at a much slower 11 percent annual growth rate. Between August 2000 and September 2001, Internet use among blacks increased at annual rate of 33 percent, while Internet use by Hispanics increased at an annual rate of 30 percent. Whites and Asian-American/Pacific Islanders experienced annual growth rates of approximately 20 percent during these same periods. From 1998 to 2001, Internet use among people living in rural households has grown at an annual rate of 24 percent, and the percentage of Internet users living in rural areas is nearly even with the national average (53 percent versus 54 percent). The highest growth rate among different types of households is for single mothers at 29 percent.

Year 2000 United States Census

There are 1,678,765 Indian Americans in the USA

Since 1990-2000 the overall growth rate for Indian Americans was 105.87%

This is the largest growth in the Asian American community, the average annual growth rate was 7.6%

Indian Americans represent .6 percent of the United States population with 1,678,765

Asian Americans 10,242,998 in number constitute 3.6 percent of the United States population.

Indian Americans comprise 16.4% of the Asian American population.

Indian Americans are the 3rd largest constituency in the Asian American community after  the Chinese American community, and the Filipino American community

The Asian American community grew at a rate of 48.26% from 1990-2000

The mean earning(s) of India American households is $56,436

* The total population of the United States is 281,421,906

The Indian American community in the United States is over a million and a half strong, but this large number has grown from small beginnings and an expansion of immigration within the last thirty years.

The first Indian immigrant entered the United States in 1790 as a maritime worker, as part of the early commerce connections between India and the U.S. After that, the next noticeable groups of Indians came to the west- coast of the United States, in the state of Washington, entering from Canada. These early twentieth century immigrants were largely agricultural workers. In the early 1920s only about five thousand Indians resided in the Unites States.

At the time Indians were denied citizenship and the right to own land in many states. After World War 11, the U.S. desire for more professionals, particularly doctors, engineers, and entrepreneurs, facilitated the immigration of Indians. In 1946, the Indian Citizenship Bill, co-sponsored in a bipartisan effort of Congressmen Emmanuel Celler and Clare Booth Luce, legalized the ability of Indian immigrants to seek naturalization and granted India a token quota of one hundred immigrants annually.

When the Immigration Act of 1965 lifted immigrant quotas that had been in place for more than fifty years, the entry of Indians into the United States increased during the late 1960s and ‘70s.[1] In 1960, estimates showed only five thousand Indians in the United States, but by 1970, this population had grown to approximately three hundred and fifty thousand. The 1990 U.S. Census records the number of Indian-Americans at 815, 447, and between the 1980 and 1990 Census, the annual growth rate of the community was 8.5 percent.

According to the estimate of the Population Reference Bureau, the Indian American population has grown by 103% in 1980-90, a growth rate second only to the Chinese among Asian American ethnic groups, and by 55% in 1990-97, second only to the Vietnamese.

As a result the Indian American population numbered 1.215m in 1997, making it the third largest Asian American ethnic group in the US, after the Chinese and the Filipino Americans, outstripping the Japanese. Certainly, the Indian American community in the United States has experienced a remarkable transformation from its modest beginnings.

The U.S. Census bureau defines Indian-Americans as “Asian Indians.” When households fill out the census they define themselves as Asian Indians, a sub-category of the Asian or Pacific Islander group. People who choose to write in more specific categories, such as Gujarati or Sikh, are still classified as Asian Indians. People are classified as Asian Indians if they are of Asian Indian origin or if they are of Asian Indian race, or if they are foreign born people from India.

The United States Census Bureau estimates that the national census count of 1990 differed from the true population by less than two percent, which means that their statistics about the size of the Indian American population are quite accurate. Using this margin of error, the Indian American community in 1990 would, at its highest count be approximately 831,755 people. This means that perhaps, with the highest estimates, around 15,000 Indian-Americans were left out of the census. In estimating this undercount, the Census Bureau uses birth and death records, immigration records and previous censuses to estimate the true population. It also conducts special surveys by taking scientific samples of census blocks and re-interviewing them independently of the census enumeration to determine accuracy. It is, however, difficult to accurately estimate the undercount of Indian-Americans because adequate records on this segment of the population have not existed for a long period of time.

The Census Bureau margin of error, an estimated 15,000 uncounted Indian-Americans, is consistent with the United States Immigration and Naturalization Services estimate that the number of undocumented resident immigrants from India in October 1988 was around 15,000. Furthermore, according to INS estimates, the number of undocumented Indian-American immigrants in 1992 had grown to about 28,000. Most of these undocumented Indian immigrations are people who were supposed to visit the United States only for a specific period of time, but then decided to remain indefinitely.

The largest portion of these immigrants reside in the states of California, New York, New Jersey, Texas, Florida and Illinois in that order.

The 1990 U.S. Census published some revealing information about the Indian American community.

o	Indians have attained a high level of education.

Eighty-five percent of them have at least graduated from high school, and fifty-eight percent of them have received a bachelor’s degree or higher. This is an impressive level of higher education, especially when compared with the twenty percent of the total population who hold a bachelor’s degree or higher. High levels of education have enabled

o	Indian Americans to become a productive segment of the population, with 72.3% participating in the work force, and an even higher 84% of men doing so. Of these labor force participants, 43.6% are employed in managerial and professional specialties.

o	Technical, sales, and administrative support occupations constitute another 33.2% of the labor force, and the remaining 23.3% of the population works in other areas, such as operators, fabricators, laborers and precision production.

o	Higher labor participation rates have also led to a higher per capita income of $17,777.00 for this community, as compared with a national per capita income of $14,143.00

o	The mean earnings of Indian-American households in 1989 was $56,438.[6]In contrast, the poverty rate for Indian-Americans is only 9.7 percent, lower than the national average 13 percent. Considering the size of the population and income figures, it is estimated that the annual buying power of Indian-Americans in the United States is around twenty billion dollars annually[7] .

o	The average Indian-American family has 3.83 people, and 89.2 percent of this population is married-couple families. To extrapolate, this indicates the importance of family-centered life for the Indian-American community, as most Indian families consist of a husband, wife and their two children.[8]

Not only is the Indian American Community strong in its numbers, facts and figures, but also more importantly in the successful endeavors it has ventured to undertake over a spectrum. Large Indian-American communities exist in every state in the nation, the five largest in California, Texas, New York, New Jersey and Illinois, with populations of over 60,000.

The Washington D. C. metropolitan area has a community of over 50,000 people.[9] Moreover, Asian Indians are the largest of Asian American ethnic groups in New Jersey, the second largest after the Chinese Americans in New York and Maryland, and after Filipinos in Illinois, and the third largest after Vietnamese and Chinese in Texas.

The Indian American community has strength and unity, as is illustrated by the over 1,000 Indian-American organizations across the country. These organizations engage in a wide range of activities, from cultural festivals and civic work to political activism. Not simply separate groups, many of them belong to larger, unifying umbrella organizations, such as the National Federation of Indian-American Associations (NFIA), the American Indian Associations (AIA), and the Indian American Forum for Political Education (IAFPE), which enables them to pursue their interests in a more cohesive and effective manner.

In their occupations, Indian-Americans have attained a high degree of professionalism. They are most prevalent in the fields of science and technology. Indian-Americans are also very involved in academia. Over five thousand Indian-American faculty members are teaching at various universities around the nation.[10] Indian-Americans have also become successful entrepreneurs, and many of the hotels and motels in the United States are owned by Indian Americans. These entrepreneurs have established an organization, the Asian American Hotel Owners Association, (AAHOA) to further their business goals through contact and cooperation with others. AAHOA has over four thousand members, and together these people own over fifty percent of the economy in the lodging sector, with approximately 640,000 rooms. In all, they own around 12,500 hotels, with a total market value of their properties estimated at $31b.[11]

Furthermore, 30,000 Indian-American medical doctors are practicing in the United States today.[12] The first Indian to graduate from a medical school in the United States was a woman, Anandibai Joshee, who graduated from the Women’s Medical College, Pennsylvania on March 11, 1886. These physicians have organized themselves through the American Association of Physicians from India (AAPI), a powerful grouping that enables them to better promote their interests, and have opened up a full time legislative office in Washington, D. C. on December 13. 1995. AAPI is particularly concerned with the future of Indian-American physicians and Indian medical health management organizations, where they may face subtle discrimination. AAPI’s effort is reportedly the first of any Indian-American organization to set up a legislative office in Washington, D.C.[13]

Second generation Indian-Americans born in the United States have demonstrated a strong commitment to pursuing higher education. Of the 16,873 U.S. born Indian-Americans between the ages of eighteen and twenty-four, 14,776 have graduated at least from high school. Furthermore, 10,965 of them have received a college education.(14) With approximately sixty-five percent of this age group having attained some college education, clearly young Indian-Americans in the United States, following the example set by their parents, are interested in bettering themselves and securing a comfortable position for themselves in the community. Moreover, this new generation of Indian-Americans are pursuing more diverse professional interests. While Indian-Americans have traditionally felt most comfortable entering fields of science and technology these young people are now more aggressively pursuing careers in the social sciences and liberal arts, as well as the traditional sciences. As Indian-Americans branch out into different occupational fields, this diversity will only enhance the strength of the community.

In addition to being a great professional force in many realms, Indian-Americans have also become a strong voting force in the United States. According to the 1990 U.S. Census, of the 593,423 foreign-born Indian-Americans, 34.3% of them have been naturalized. Along with the other 212,021 United States born Indian-Americans who are already U.S. citizens, the Indian-American community comprises a formidable voting force. Certainly, these numbers have increased a great deal in the past six years, as more Indian-American have chosen to undergo the naturalization process, and their voting power is growing[15].

Moreover, by the year 2000, it is projected that there will be around two million Indian-Americans in the United States, making them an even more formidable voting force[16].

More voting power has also led Indian-Americans to become increasingly involved in the political system of the United States. Indian-Americans have traditionally exercised the most political influence through their campaign contributions, and are actively involved in fundraising efforts for political candidates on the federal, state and local levels.

In recent years, they have begun taking a more direct role in politics, as well as continuing to help through their financial contributions. Perhaps the highest profile effort to play a direct role in politics is by Kumar Barve, a US born Indian American, a Delegate for several terms in the Maryland assembly.

Several Indian-Americans have held the position of mayor. Examples are Bala K. Srinivas in Hollywood Park, Texas, John Abraham in Teaneck, New Jersey, and Arun Jhaveri in Burien, Washington. Like these leaders, more and more Indian-Americans have the courage, ambition and resources to pursue election for public office[17]. The Clinton Administration has also appointed Indian-Americans to various levels of government. Indian-Americans are working at all levels of the political spectrum, and their efforts, particularly in grassroots movements, are growing.

The Indian American community is rapidly emerging as a political force and also helping to promote a better understanding of the policies followed by the Government of India. As a result of these activities, together with the growing commercial interest in investment in India, the India caucus in the House of Representatives now numbers 112. US Congressmen have been enthusiastic participants in functions celebrating 50 years of India’s freedom.

The leading Indian American political grouping is the Indian American Forum for Political Education, an umbrella organization for the majority of political activists in every State. Their annual Congressional lunch held every year on Capitol Hill, was best attended on May 15, 1997 with Senator Helms as Chief Guest.

The cohesion of the community has continued to grow. Although internal differences within community organizations continue to subsist, as they do between organizations, the community was able to get together to celebrate the 50th Anniversary of Independence on August 15, 1997, in Washington DC, with a gala banquet attended by community representatives from across the country, representative of all sections, religious and regional, of Indian Americans. The Banquet was graced by the presence of the First Lady Hillary Rodham Clinton, the Secretary of State Albright and the Secretary Commerce Bill Daley among a number of distinguished guests.

MARKET POSITIONING

The Company is promoting BharatIsp through the internet and the Indian community. The Company is currently marketing through Google.com and will shortly begin marketing its products through other search engines such as Yahoo, Excite & Lycos.

SALES STRATEGY

Global Explorations is executing a three-phased business strategy: 1) Acquire User Accounts 2) Co-brand the ISP service 3) Target Advertisers

The essence of the company is to acquire customers for its ISP service. The company believes that the ISP service, with its low price and specific focus on the Indian community, will attract a large number of customers.

At the same time, the company is looking forward to co-branding its ISP service for organizations that would like to offer their members this service. The company shall receive revenue in the form of monthly fees and earnings per customer.

The Indian community is the highest income minority group in the United States. Once the company has built a successful base of at least 20,000 users per month, advertisers will be targeted. The company India Abroad, which is the largest Indian newspaper in the United States, currently has 25,000 people a month, who subscribe to the paper. India Abroad in the past year has ad advertising revenues of more than $1 million USD, based on their circulation numbers.

The following companies advertise heavily to this Indian community; New York Life, Citibank, Metlife, AT&T, Sprint, Verizon, MIC/Worldcom. These advertisers along with numerous others will be targeted.

HEAD TO HEAD COMPARISON BETWEEN BHARATISP/DIA.COM AND "OTHER" INTERNET PROVIDERS

	BharatIsp	AOL	MSN	EarthLink	AT&T

Account Features

Nationwide Access	Yes	Yes	Yes	Yes	Yes
Web Based E-mail	Yes	Yes	Yes	Yes	Yes
Online Account Access	Yes	Yes	Yes	Yes	Yes

Technical Support

Technical Support	Yes	Yes	Yes	Yes	Yes

Prices

Setup Fee	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Monthly Fee	$12.95	$23.90	$21.95	$21.95	$21.95

COMPETITION

There is currently no other ISP service that is specifically targeting the Indian community. There are numerous ISP companies that may decide to enter the field of launching ISP services aimed at ethnic communities. The major ISP players may also drop their prices significantly. This could impact the company negatively. Management firmly believes that with our low cost and superior customer service, and a first-mover status that we can dominate this ethnic market for ISP services.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), might make the Company more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

The Company’s principal executive offices are located at 2624 Ironforge Road, Herndon, VA, 20171. The telephone number is (703) 904-0951.

EMPLOYEES

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company starts to produce revenue. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

FACILITIES

The Company is currently using at no cost to the Company, as its principal place of business, offices of its current management, Puja Mehta, located in Herndon, Virginia. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that when the company starts producing revenue, the Company will secure commercial office space from which it will conduct its business.

INDUSTRY SEGMENTS

The Company is operating under the following Industry segments; Internet, Internet Service Provider.

Item 2. Management’s Discussion and Analysis or Plan of Operation

The Company is considered a development stage company with limited assets or capital, and with no substantial income. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Puja Mehta (see Item 4, Security Ownership of Certain Beneficial Owners and Management. Puja Mehta is the controlling shareholder). Puja Mehta has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company’s existing shareholders or its sole officer and director in the immediate future.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes starts to earn revenue from its ISP service.

Item 3. Description of Property

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. For further clarification please see information provided under the heading of Facilities.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best knowledge of the Company as of October 12th, 2002, with respect to each person known by the Company to own beneficially more than 5% of the Company’s outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

NUMBER OF SHARES BENEFICIALLY OWNED

NAME OF OWNER	SHARES	OPTIONS	PERCENT OF SHARES
Puja Mehta	40,470,000	-0-	65.907%

Item 5. Directors, Executive Officers, Promoters and Control Persons, Percent of Class Section 16(a) of the Exchange Act.

NAME	AGE	POSITION WITH COMPANY	TERM OF OFFICE
Puja Mehta	25	Pres/Sec/Tres/Sole Director Until Replaced

The director and executive officer of the Company and her respective age is as follows:

Name, Age, Position

Ms. Puja Mehta, 25, has held/is holding positions in Verizon Communications and Booz Allen & Hamilton. Ms. Mehta has been consulting with the armed forces since 2001. Ms. Mehta is currently leading efforts to also market Information Assurance technology such as PKI and Biometrics to government, civil and state agencies. Ms. Mehta has an extensive background in Computer Science and is currently pursing her Master’s of Science in Business and Telecommunications.

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted of or been the subject of any pending criminal proceedings, or is any such person the subject of any order, judgment or decree involving the violation of any state or federal securities laws.

Item 6. Executive Compensation

The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated at this time. It is intended that the Company’s director will defer any compensation until such time as the company starts to produce revenue from its operations.

Item 7. Certain Relationships and Related Transactions

Puja Mehta is the beneficial owner of 40,470,000 shares of stock, held by MIC International. MIC received 40,470,000 shares in exchange for developing the Nationwide ISP service, BharatIsp.com. The contract was for 14 months and billed at $50.00 per hour, converted into stock.

At the time of the signing of the contract between MIC International and Global Explorations Inc, Puja Mehta was in no way associated with Global Explorations.

In addition Puja Mehta has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

At the current time, the Company has no provision to issue any securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval.

Item 8. Description of Securities

Common Stock

Capital stock of the Company consists of 80,000,000 common shares of stock and 20,000,000 preferred shares of stock. Both issues of stock have a par value of $.0001. No other class of stock has been authorized nor can be authorized without amendment to the Articles of Incorporation. There are no provisions in the corporate charter or by-laws that limit or delay a change of control of the Company.

PART II

ITEM 1 — MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There are currently 61,403,882 shares of common stock and preferred stock issued and outstanding. There are no warrants or options. There are 120 shareholders. No dividends have been paid. As the Company currently has no revenues, dividend payments are not anticipated at this time.

Of the 61,403,882 shares issues and outstanding, 43,403,882 shares are common shares and 18,000,000 shares are preferred shares. 24,657,429 shares of the common stock and 18,000,000 shares of the preferred stock are restricted. 18,646,453 shares are free trading shares.

Preferred Stock

Preferred Shares currently carry the same voting power as the common shares of the company. In the future, the voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

ITEM 2 — LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings to which the Company would be a party.

ITEM 3 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                    AND FINANCIAL DISCLOSURE

None.

ITEM 4 — RECENT SALES OF UNREGISTERED SECURITIES

All sales of securities by the Company were unregistered being made in reliance upon Regulation D, Rule 504 promulgated by the SEC pursuant to Section 3(b) of the Securities Act of 1933, as amended. A complete shareholder list is appended hereto showing the Purchaser, the dates of all sales and the number of shares of common stock sold. All sales were made directly by the Company, without broker-dealer involvement.

Note: Please see Exhibit D – Shareholder’s List

ITEM 5 — INDEMNIFICATION OF DIRECTORS AND OFFICERS

None.

PART F/S –

QUARTELY FINANCIAL STATEMENT FOR THE PERIOD ENDING JULY 31ST, 2002 and AUDITED FINANCIAL STATEMENTS APRIL 30TH 2002, 2001, 2000 AND 1999 for GLOBAL EXPLORATIONS, INC. (A DEVELOPMENT STAGE COMPANY)

EXHIBITS

QUARTELY FINANCIAL STATEMENTS FOR THE QUARTER ENDING JULY 31ST, 2002	EXHIBIT A

AUDITIED FINANCIAL STATEMENTS FOR APRIL 30TH 2002 AND 2001	EXHIBIT B

AUDITIED FINANCIAL STATEMENTS FOR APRIL 30TH 2000 AND 1999	EXHIBIT C

SHAREHOLDERS LIST	EXHIBIT D

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